FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS  HELD ON FEBRUARY 23th, 2017

1.         DATE, TIME AND PLACE: on February 23th, 2017, at 11:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Carlos Mario Giraldo Moreno, Carlos Mario Diez Gomes, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.    AGENDA: (i) Analysis and discussion of the Independent Auditors' Report and the Annual Report of the Company's Audit Committee on the Financial Statements for the year ended at December 31, 2016, as well as reports on the hiring of pre-approved external audit, in accordance with the Standard for the Hiring of Related and Non-Related Audit Services; (ii) Analysis and deliberation on the Financial Statements for the period ended at December 31, 2016, accompanied by the Management Report, Annual Report of the Company's Audit Committee and the Independent Auditors' Report; (iii) Analysis and deliberation on the proposal for allocation of results for the year ended at December 31, 2016; (iv) Analysis and resolution of the issue of shares under the Company's stock option program and the respective capital increase; and (v) Analysis and deliberation, from the Related Party Transactions Policy perspective, of the execution of the First Amendment to the Agency Agreement to be executed between the Company, Sendas Distribuidora S.A. and Casino International S.A. for the rendering of services provided by the International Retail and Trade Services Team.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and resolved, unanimously and without reservation, as the following:

5.1. Analysis and discussion of the Independent Auditors' report and the Annual Report of the Company's Audit Committee on the Financial Statements for the year ended at December 31, 2016, as well as reports on the hiring of pre-approved external audit, in accordance with the Standard for the Hiring of Related and Non-Related Audit Services: Mr. Eduardo Tenório, a partner of the Company's external audit, Deloitte Touche Tohmatsu Auditores Independentes, has informed the main work developed during the year and informed about the issuance of the Report of the Independent Auditors about the Financial Statements without reservations or qualifications. After, Mr. Nelson Carvalho, Coordinator of the Audit Committee, mentioned the works developed by such Committee during 2016 and the recommendations ascribed to the management of the Company, as highlighted in the Annual Report of the Company's Audit Committee on the Financial Statements for the year ended at December 31, 2016. Regarding the Financial Statements for the period ended in December 31st, 2016, he informed that, according to the Audit Committee, they could be approved by the Board of Directors. Lastly, Mr. Nelson Carvalho added that there are no pre-approved external audit works, under the terms of the Rule for Hiring Related and Non-Related Audit Services, to be reported. After discussions, and having no decision to be taken, Mr. Chairman thanked the presentation made and moved on to the next item on the Agenda;

5.2. Analysis and deliberation on the Financial Statements for the period ended at December 31, 2016, accompanied by the Management Report, the Annual Report of the Company's Audit Committee and the Independent Auditors' Report: a presentation was made by Mr. Christophe Hidalgo regarding the Financial Statements of the year ended in December 31st, 2016. After the discussions, Messrs. members of the Board of Directors, according to the analysis made by the Financial Committee and the favorable issued opinions of the Independent Auditors and the Audit Committee, decided to approve the Company's Financial Statements for the year ended in December 31st, 2016, together with the Management’s Report, the Audit Committee’s Report and the Independent Auditors' Report, as well as its remittance for deliberation by the Company's General Shareholders' Meeting. Thus, they authorized the Company's Board of Executive Officers to take all necessary measures for the disclosure of the Financial Statements herein approved by its remittance to the Brazilian Securities and Exchange Commission (CVM), BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and the SEC - Securities and Exchange Commission. After the deliberation, Mr. Chairman thanked the presentation and comments made and moved on to the next item on the Agenda;

5.3. Analysis and deliberation on the proposal for allocation of results for the year ended at December 31, 2016: a presentation was made by Mr. Christophe Hidalgo about the results of the year ended in December 31st, 2016, thus Messrs. members of the Board of Directors, in accordance with the recommendation of the Financial Committee, decided to approve the proposal of the Company's management, to be submitted to the General Shareholders’ Meeting, for the reversal of part of the leftover of the Profit Reserve to assimilate the loss of the fiscal year, under the terms of the Sole Paragraph of Article 189 of Law 6,404/76. Due to the counted loss, there will be no distribution of dividends. After the deliberation, Mr. Chairman thanked the presentation and comments made and moved on to the next item on the Agenda;

5.4.      Analysis and resolution of the issue of shares under the Company's stock option program and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Stock Option Plan approved at the Special Shareholders´ Meetings held on 20 December 2006 (“Previous Plan”); (ii) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Compensation Plan”) and (iii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on 24 April 2015 (“Stock Option Plan”) and resolve:

            5.4.1.   As a consequence of the exercise of options pertaining to Series A7 Silver and Gold of the Previous Plan, as well as Series B1, B2 and B3 of the Compensation Plan and Series C3 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as set forth in Section 6 of the Bylaws, the capital increase of the Company in the amount of R$ 1,816,634.89 (one million eight-hundred sixteen thousand six-hundred thirty-four Brazilian Reais and eighty nine cents), by issuance of 48,238 (forty-eight thousand two-hundred thirty-eight) preferred shares, whereas:

          i.                        22,689 (twenty-two thousand six-hundred eighty-nine) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 226.89 (two-hundred twenty-six thousand Brazilian Reais eighty-nine cents), due to the exercise of options from Series A7 Gold;

        ii.                        22,149 (twenty-two thousand one-hundred forty-nine) preferred shares, at the issuance rate of R$ 80.00 (eighty Brazilian Reais) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 1,771,920.00 (one million seven-hundred seventy-one thousand nine-hundred twenty Brazilian Reais), due to the exercise of options from Series A7 Silver;

      iii.                        296 (two-hundred ninety six) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 2.96 (two Brazilian Reais and ninety-six cents), due to the exercise of options from Series B1;

      iv.                        1,043 (one thousand forty-three) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 10.43 (ten Brazilian Reais and forty-three cents), due to the exercise of options from Series B2;

        v.                        866 (eight-hundred sixty-six) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 8.66 (eight Brazilian Reais sixty-six cents), due to the exercise of options from Series B3; and

      vi.                        1,195 (one thousand one-hundred ninety-five) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven Brazilian Reais and twenty-one cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 44,465.95 (forty-four thousand, four-hundred sixty-five Brazilian Reais ninety-five cents), due to the exercise of options from Series C3;

Pursuant to the Company Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence

            5.4.2.   Thus, the Company’s capital stock shall change from the current R$ 6,811,140,504.20 (six billion eight-hundred eleven million one-hundred forty-thousand five-hundred four Brazilian Reais twenty cents) to R$ 6.812.957.139,09 (six billion eight-hundred twelve million nine-hundred fifty-seven one-hundred thirty-nine Brazilian Reais and nine cents), fully subscribed and paid for, divided into 266,124,165 (two-hundred sixty-six million one-hundred twenty-four thousand one-hundred sixty-five) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 166,444,314 (one-hundred sixty-six million four-hundred forty-four thousand three-hundred fourteen) of which are preferred shares. After the deliberation, Mr. Chairman thanked the presentation and comments made and moved on to the next item in the Agenda;

5.5.      Analysis and deliberation, from the Related Party Transactions Policy perspective, of the execution of the First Amendment to the Agency Agreement to be executed between the Company, Sendas Distribuidora S.A. and Casino International S.A. for the rendering of services provided by the International Retail and Trade Services Team: based on the presentation made by Mr. Marcelo Acerbi and considering the favorable recommendation of the Audit Committee regarding the observance of the procedures mentioned by the Company's Related Party Transactions Policy, Messrs. members of the Board of Directors decided to approve the execution, by the Company, Sendas Distribuidora S.A. and Casino International S.A. of the First Amendment to the Agency Agreement, to be entered into between the Company, Sendas Distribuidora S.A. and Casino International S.A. for hiring services performed by the International Retail and Trade Services team, requesting that the management of the Company proceed with the execution of such agreement. After the deliberation, Mr. Chairman thanked the presentation and comments made.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, February 23th, 2017. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva. Members of the Board of Directors: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Carlos Mario Giraldo Moreno, Carlos Mario Diez Gomez, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 24, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.